                            UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                     )
The AES Corporation                  )                          File No. 70-9465
                                     )


            Certificate Pursuant to Rule 24 and Release No. 35-27063
              Under the Public Utility Holding Company Act of 1935


                  On August 20, 1999, the Securities and Exchange Commission ("SEC") issued an order, Release No. 35-27063 in File No. 70-9465 ("Exemption Order"), granting an exemption under Section 3(a) of the Public Utility Holding Company Act of 1935, as amended, to The AES Corporation ("AES") in relation to its proposed acquisition of CILCORP Inc. ("CILCORP"), which has a public-utility subsidiary company, Central Illinois Light Company ("CILCO"). The Exemption Order required AES to file certain certificates (as described in the Exemption Order) under Rule 24 within 60 days of the close of each calendar quarter for a period of three years beginning September 30, 1999 and every six months thereafter. A certificate complying with the Exemption Order is set forth below (as an attachment) for the period ending December 31, 2001. AES is separately filing a certificate in File No. 70-9779 as required by the Commission's order in Release No. 35-27363 in connection with the AES acquisition of IPALCO Enterprises, Inc. ("IPALCO"), which has a public-utility subsidiary company, Indianapolis Power & Light Company ("IPL").

                                              Respectfully submitted,


                                              -------------------------------
                                              Earle H. O'Donnell
                                              Andrew B. Young
                                              Hugh E. Hilliard

                                              Dewey Ballantine LLP
                                              1775 Pennsylvania Avenue, N.W.
                                              Washington, D.C.  20006

Dated:  March 1, 2002

                               THE AES CORPORATION
             SEC FILING PURSUANT TO SECTION 3(a)(5) EXEMPTION ORDER
                         QUARTER ENDED DECEMBER 31, 2001


ITEM (1) PER EXEMPTION ORDER (STATEMENTS ATTACHED):

1) Statement of Income of The AES Corporation for the 12 months ended December 31, 2001:
     a)   12 months ended December 31, 2001 GAAP consolidated income statement
     b) 12 months ended December 31, 2001 pro rata consolidated income statement

2)   Balance Sheet of The AES Corporation at December 31, 2001
     a)   GAAP Basis Consolidated Balance Sheet
     b)   Pro Rata Consolidated Balance Sheet

3)   Statement of Income of CILCORP for the 12 months ended December 31, 2001

4)   Statement of Income of CILCO for the 12 months ended December 31, 2001

5)   Consolidated Balance Sheet of CILCORP at December 31, 2001

6)   Consolidated Balance Sheet of CILCO at December 31, 2001

                              THE AES CORPORATION

                      CONSOLIDATED STATEMENT OF OPERATIONS
                          (INCLUDES CILCORP AND IPALCO)
           FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2001 - GAAP BASIS
                                   (UNAUDITED)

--------------------------------------------------------------------------------
                                                                         YEAR
                                                                         ENDED
($ in millions, except per share amounts)                              12/31/01
--------------------------------------------------------------------------------
REVENUES:
Sales and services                                                      $ 9,327

OPERATING COSTS AND EXPENSES:
Cost of sales and services                                                7,025
Selling, general and administrative expenses
                                                                            120
                                                                        -------

TOTAL OPERATING COSTS AND EXPENSES                                        7,145
                                                                        -------

OPERATING INCOME                                                          2,182

OTHER INCOME AND (EXPENSE):

Interest expense, net                                                    (1,465)
Other income                                                                 41
Equity in earnings of affiliates (before income tax)                        175
Nonrecurring severance and transaction costs                               (131)
                                                                        -------

INCOME BEFORE INCOME TAXES AND MINORITY INTEREST                            802

Income tax provision                                                        230
Minority interest                                                           105
                                                                        -------

INCOME FROM CONTINUING OPERATIONS                                           467

Loss from operations of discontinued components
  (net of income taxes of $35)                                             (194)
                                                                        -------

NET INCOME                                                              $   273
                                                                        =======


                              THE AES CORPORATION

                      CONSOLIDATED STATEMENT OF OPERATIONS
                          (INCLUDES CILCORP AND IPALCO)
          FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2001 - PRORATA BASIS
                                  (UNAUDITED)

--------------------------------------------------------------------------------
                                                                         YEAR
                                                                         ENDED
($ in millions, except per share amounts)                              12/31/01
--------------------------------------------------------------------------------
REVENUES:
Sales and services                                                     $ 10,486

OPERATING COSTS AND EXPENSES:
Cost of sales and services                                                7,851
Selling, general and administrative expenses                                123
                                                                       --------

TOTAL OPERATING COSTS AND EXPENSES                                        7,974
                                                                       --------

OPERATING INCOME                                                          2,512

OTHER INCOME AND (EXPENSE):
Interest expense, net                                                    (1,484)
Other income                                                                 66
                                                                       --------

INCOME BEFORE INCOME TAXES                                                1,094

Income tax provision                                                        367
                                                                       --------

NET INCOME                                                             $    727
                                                                       ========



This schedule presents on a proforma basis, the results of operations of AES excluding the aggregate (both subsidiaries and affiliates) Brazilian affiliates foreign currency losses of approximately $139 million after income tax, mark to market losses from FAS No. 133 of approximately $36 million after income tax and nonrecurring items, including transaction and severance costs related to IPALCO acquisition of $85 million after income tax. This schedule also excludes loss on discontinued operations of $194 million consisting mainly of Termocandelaria, Ib Valley, Power Direct and telecommunication businesses in Brazil and US.

                              THE AES CORPORATION
                      GAAP BASIS CONSOLIDATED BALANCE SHEET
                          (INCLUDES CILCORP AND IPALCO)

DECEMBER 31, 2001
($ in millions, unaudited)


ASSETS

CURRENT ASSETS
     Cash and cash equivalents                    $  1,196
     Short-term investments                            230
     Accounts receivable, net                        1,588
     Inventory                                         626
     Receivable from affiliates                         10
     Income tax receivable                              58
     Prepaid expenses and other current
     assets                                            687
     Current assets of discontinued
     operations                                         52
                                                  --------
     TOTAL CURRENT ASSETS                            4,447

PROPERTY, PLANT AND EQUIPMENT
     Land                                              599
     Electric generation and distribution assets    21,405
     Accumulated depreciation and amortization      (3,314)
     Construction in progress                        4,743
                                                  --------
     PROPERTY, PLANT AND EQUIPMENT, NET             23,433

OTHER ASSETS
     Deferred financing costs,net                      481
     Project development costs                          68
     Investments in and advances to affiliates       3,201
     Debt service reserves and other deposits          456
     Excess of cost net assets acquired, net         3,208
     Long term assets of discontinued operations       249
     Other assets                                    1,116
                                                  --------
     TOTAL OTHER ASSETS                              8,779

     TOTAL                                        $ 36,659
                                                  ========


LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
     Accounts payable                             $    819
     Accrued interest                                  283
     Accrued and other liabilities                   1,185
     Current liabilities of
     discontinued operations                            82
     Recourse debt-current portion                     488
     Project Financing Debt- current
     portion                                         1,484
     Other notes payable- current portion              504
                                                  --------

     TOTAL CURRENT LIABILITIES                       4,845

LONG-TERM LIABILITIES
     Recourse debt                                   4,912
     Project Financing Debt                         13,895
     Other notes payable                               975
     Deferred incomes taxes                          1,945
     Long term liabilities of
     discontinued operations                           154
     Other long-term liabilities                     1,900
                                                  --------
     TOTAL LONG-TERM LIABILITIES                    23,781

     Minority interest                               1,430

     Redeemable Securities                             978

     Preferred Stock                                   101

STOCKHOLDERS' EQUITY
     Common Stock                                        5
     Additional paid-in Capital                      5,209
     Retained earnings                               2,884
     Accumulated other comprehensive loss           (2,574)
                                                  --------
     TOTAL STOCKHOLDERS' EQUITY                      5,524

     TOTAL                                        $ 36,659
                                                  ========

                              THE AES CORPORATION
                    PRO RATA CONSOLIDATED BALANCE SHEET
                        (INCLUDES CILCORP AND IPALCO)

DECEMBER 31, 2001
($ in millions, unaudited)


ASSETS

CURRENT ASSETS
    Cash and cash equivalents                                $ 1,299
    Short-term investments                                       177
    Accounts receivable, net                                   1,901
    Inventory                                                    602
    Receivable from affiliates                                     4
    Deferred income taxes                                         82
    Prepaid expenses and other current assets                    901
    Current assets of discontinued operations                     46
                                                             -------
    TOTAL CURRENT ASSETS                                       5,012

PROPERTY, PLANT AND EQUIPMENT
    Land                                                         719
    Electric generation and
    distribution assets                                       23,250
    Accumulated depreciation and amortization                 (3,747)
    Construction in progress                                   4,544
                                                             -------
    PROPERTY, PLANT AND EQUIPMENT, NET                        24,766

OTHER ASSETS
    Deferred financing costs,net                                 431
    Project development costs                                     72
    Investments in and advances to affiliates                  1,284
    Debt service reserves and other deposits                     813
    Excess of Cost over Net Assets                             2,831
    Acquired
    LT assets of discontinued operations                         207
    Other assets                                               1,243
                                                             -------

    TOTAL OTHER ASSETS                                         6,881

    TOTAL                                                    $36,659
                                                             =======




LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
    Accounts payable                             $    955
    Accrued interest                                  344
    Accrued and other liabilities                   1,396
    Current liabilities of
    discontinued operations                            70
    Recourse Debt-current                             487
    Other notes payable - current portion             412
    Project financing debt - current portion        1,747
                                                 --------
    TOTAL CURRENT LIABILITIES                       5,411

LONG-TERM LIABILITIES
    Recourse Debt-LT                                4,912
    Project Financing Debt-LT                      14,550
    Other notes payable-LT                            702
    Deferred Tax Liability                          1,977
    Long term liabilities of
    discontinued operations                           125
    Other long-term liabilities                     2,036
                                                 --------
    TOTAL LONG-TERM LIABILITIES                    24,302

    Redeemable Securities                             978

    Preferred Stock                                   101

STOCKHOLDERS' EQUITY
    Common Stock                                        5
    Contributed capital / Additional
    paid in capital                                 5,791
    Retained earnings                               2,884
    Accumulated other comprehensive loss           (2,813)
                                                 --------
    TOTAL STOCKHOLDERS' EQUITY                      5,867

    TOTAL                                        $ 36,659
                                                 ========


                          CILCORP Inc. and Subsidiaries
                      Consolidated Statement of Operations
                                   (Unaudited)

Twelve Months ended December 31, 2001

                                        (In thousands)
Revenue:
CILCO Electric                           $ 391,811
CILCO Gas                                  271,434
CILCO Other                                 96,820
Other Businesses                            54,805
                                         ---------
  Total                                    814,870
                                         ---------

Operating Expenses:
Fuel for Generation and
  Purchased Power                          210,952
Gas Purchased for Resale                   232,347
Other Operations and Maintenance           120,222
Depreciation and Amortization               86,013
State and Local Revenue Taxes               28,181
Other Taxes                                 11,431
                                         ---------

  Total                                    689,146
                                         ---------

Fixed Charges and Other:
Interest Expense                            69,784
Preferred Stock Dividends
  of Subsidiary                              2,159
Allowance for Funds Used During
  Construction                                 (18)
Other                                        1,354
                                         ---------

   Total                                    73,279
                                         ---------

Income (Loss) from Continuing
  Operations Before Income Taxes            52,445
Income Taxes                                24,100
                                         ---------

  Net Income (Loss) from
    Continuing Operations                   28,345
Loss from Operations of
  Discontinued Businesses, Net of
  Tax of $(2,880)                           (4,380)
                                         ---------

Net Income (Loss)                        $  23,965

Other Comprehensive Income                 (13,576)
                                         ---------

Comprehensive Income (Loss)              $  10,389
                                         =========

                         Central Illinois Light Company
                        Consolidated Statement of Income
                                   (Unaudited)

Twelve Months Ended December 31, 2001

                                              (In thousands)
Operating Revenues:
Electric                                        $ 391,811
Gas                                               271,434
                                                ---------

     Total Operating Revenues                     663,245
                                                ---------

Operating Expenses:
Cost of Fuel                                      165,232
Cost of Gas                                       190,348
Purchased Power                                    44,441
Other Operations and Maintenance                  114,741
Depreciation and Amortization                      69,133
Income Taxes                                        6,987
State and Local Taxes on Revenue                   28,181
Other Taxes                                        11,206
                                                ---------

     Total Operating Expenses                     630,269
                                                ---------

Operating Income                                   32,976
                                                ---------

Other Income and Deductions:
Company-owned Life Insurance, Net                  (1,354)
Other, Net                                          6,698
                                                ---------

     Total Other Income and (Deductions)            5,344
                                                ---------

Income Before Interest Expenses                    38,320
                                                ---------

Interest Expenses:
Interest on Long-term Debt                         17,678
Cost of Borrowed Funds Capitalized                    (18)
Other                                               5,820
                                                ---------

     Total Interest Expenses                       23,480
                                                ---------

Net Income Before Preferred Dividends              14,840

Dividends on Preferred Stock                        2,159
                                                ---------

Net Income Available for Common Stock           $  12,681

Other Comprehensive Income                         (4,830)
                                                ---------

Comprehensive Income                            $   7,851
                                                =========

                          CILCORP Inc. and Subsidiaries
                           Consolidated Balance Sheets
                                   (Unaudited)

                                              As of December 31, 2001
                                                   (In thousands)

 Assets
 Current Assets:
 Cash and Temporary Cash Investments                $   18,312
 Receivables, Less Reserves of $1,800                   47,610
 Accrued Unbilled Revenue                               40,265
 Fuel, at Average Cost                                  18,068
 Materials and Supplies, at Average Cost                17,273
 Gas in Underground Storage, at Average Cost            27,067
 FAC Underrecoveries                                     1,255
 PGA Underrecoveries                                     3,236
 Prepayments and Other                                   7,627
                                                    ----------

   Total Current Assets                                180,713
                                                    ----------

 Investments and Other Property:
 Investment in Leveraged Leases                        135,504
 Other Investments                                      19,285
                                                    ----------

   Total Investments and Other Property                154,789
                                                    ----------

 Property, Plant and Equipment:
 Utility Plant, at Original Cost
   Electric                                            716,857
   Gas                                                 233,278
                                                    ----------

                                                       950,135
 Less-Accumulated Provision for Depreciation           126,502
                                                    ----------

                                                       823,633
 Construction Work in Progress                          34,340
 Other, Net of Depreciation                                 14
                                                    ----------

   Total Property, Plant and Equipment                 857,987
                                                    ----------

 Other Assets:
 Goodwill, Net of Accumulated Amortization
   of $33,753                                          579,211
 Other                                                  38,998
                                                    ----------

   Total Other Assets                                  618,209
                                                    ----------


   Total Assets                                     $1,811,698
                                                    ==========


                          CILCORP Inc. and Subsidiaries
                           Consolidated Balance Sheets
                                   (Unaudited)


                                                                           As of December 31, 2001
                                                                                (In thousands)

Liabilities and Stockholder's Equity
Current Liabilities:
Current Portion of Long-Term Debt                                               $     1,400
Notes Payable                                                                        63,000
Accounts Payable                                                                     75,644
Accrued Taxes                                                                        14,879
Accrued Interest                                                                     18,392
Other                                                                                18,281
                                                                                -----------

  Total Current Liabilities                                                         191,596
                                                                                -----------

Long-Term Debt                                                                      717,730
                                                                                -----------

Deferred Credits and Other Liabilities:
Deferred Income Taxes                                                               202,822
Regulatory Liability of Regulated Subsidiary                                         45,377
Deferred Investment Tax Credit                                                       14,553
Provision for Out-of-Market Contract                                                   --
Other                                                                                83,388
                                                                                -----------

  Total Deferred Credits                                                            346,140
                                                                                -----------

Preferred Stock of Subsidiary without
  Mandatory Redemption                                                               19,120
Preferred Stock of Subsidiary with
  Mandatory Redemption                                                               22,000
                                                                                -----------

Total Preferred Stock of Subsidiary                                                  41,120
                                                                                -----------

Stockholder's Equity:
Common Stock, no par value; Authorized 10,000
  Outstanding 1,000                                                                    --
Additional Paid-in Capital                                                          518,833
Retained Earnings                                                                    10,305
Accumulated Other Comprehensive Income                                              (14,026)
                                                                                -----------

  Total Stockholder's Equity                                                        515,112
                                                                                -----------

  Total Liabilities and Stockholder's Equity                                    $ 1,811,698
                                                                                ===========

                         Central Illinois Light Company
                           Consolidated Balance Sheets
                                   (Unaudited)


                                              As of December 31, 2001
                                                  (In thousands)
Assets
Utility Plant, At Original Cost:
  Electric                                           $1,326,231
  Gas                                                   457,165
                                                     ----------

                                                      1,783,396
  Less-Accumulated Provision for Depreciation           985,045
                                                     ----------

                                                        798,351
Construction Work in Progress                            34,340
                                                     ----------

    Total Utility Plant                                 832,691
                                                     ----------

Other Property and Investments:
Cash Surrender Value of Company-owned Life
  Insurance (Net of Related Policy Loans of
  $65,314 in 2001)                                        3,920
Other                                                     1,133
                                                     ----------

    Total Other Property and Investments                  5,053
                                                     ----------

Current Assets:
Cash and Temporary Cash Investments                      12,584
Receivables, Less Reserves of $1,800                     49,375
Accrued Unbilled Revenue                                 34,067
Fuel, at Average Cost                                    18,068
Materials and Supplies, at Average Cost                  15,849
Gas in Underground Storage, at Average Cost              27,067
Prepaid Taxes                                             9,007
FAC Underrecoveries                                       1,255
PGA Underrecoveries                                       3,236
Other                                                     7,569
                                                     ----------

    Total Current Assets                                178,077
                                                     ----------

Deferred Debits:
Unamortized Loss on Reacquired Debt                       2,448
Unamortized Debt Expense                                  1,305
Prepaid Pension Cost                                        168
Other                                                    21,971
                                                     ----------

    Total Deferred Debits                                25,892
                                                     ----------

Total Assets                                         $1,041,713
                                                     ==========


                         Central Illinois Light Company
                           Consolidated Balance Sheets
                                   (Unaudited)

                                           As of December 31, 2001
                                                (In thousands)

Capitalization and Liabilities
Capitalization:
Common Shareholder's Equity:
  Common Stock, No Par Value; Authorized
    20,000,000 Shares; Outstanding
    13,563,871 Shares                               $   185,661
  Additional Paid in Capital                             52,000
  Retained Earnings                                     108,045
  Accumulated Other Comprehensive Income                 (5,805)
                                                    -----------

    Total Common Shareholder's Equity                   339,901

Preferred Stock Without Mandatory Redemption             19,120
Preferred Stock With Mandatory Redemption                22,000
Long-term Debt                                          242,730
                                                    -----------

    Total Capitalization                                623,751
                                                    -----------

Current Liabilities:
Current Maturities of Long-Term Debt                      1,400
Notes Payable                                            43,000
Accounts Payable                                         81,140
Accrued Taxes                                            28,862
Accrued Interest                                          9,143
Other                                                    18,281
                                                    -----------

    Total Current Liabilities                           181,826
                                                    -----------

Deferred Liabilities and Credits:
Accumulated Deferred Income Taxes                        92,428
Regulatory Liability                                     45,377
Investment Tax Credits                                   14,553
Other                                                    83,778
                                                    -----------

    Total Deferred Liabilities and Credits              236,136
                                                    -----------

Total Capitalization and Liabilities                $ 1,041,713
                                                    ===========

ITEM (2) PER EXEMPTION ORDER (INCOME STATEMENT AMOUNTS ARE 12 MONTHS ENDED):

                         CILCO/CILCORP CONTRIBUTIONS TO
                  AES/CILCORP CONSOLIDATED HOLDING COMPANY(1)
                                  (GAAP BASIS)
                                      ($MM)

-----------------------------------------------------------------------------
                                      12 MOS. 12/31/00      12 MOS. 12/31/01
-----------------------------------------------------------------------------
GROSS REVENUES %-CILCO                           9.51%                 8.15%
CILCO                                             636                   760
AES                                             5,967                 8,512
AES/CILCORP                                     6,691                 9,327
-----------------------------------------------------------------------------
GROSS REVENUES %-CILCORP                        10.82%                 8.74%
CILCORP (Including CILCO)                         724                   815
AES                                             5,967                 8,512
AES/CILCORP                                     6,691                 9,327
-----------------------------------------------------------------------------
NET OPERATING REVENUES %-CILCO                   8.42%                 5.61%
CILCO                                             414                   402
AES                                             4,485                 6,664
AES/CILCORP                                     4,917                 7,163
-----------------------------------------------------------------------------
NET OPERATING REVENUES %-CILCORP                 8.78%                 6.97%
CILCORP (Including CILCO)                         432                   499
AES                                             4,485                 6,664
AES/CILCORP                                     4,917                 7,163
-----------------------------------------------------------------------------
OPERATING INCOME %-CILCO                         6.38%                 2.20%
CILCO                                             103                    48
AES                                             1,518                 2,056
AES/CILCORP                                     1,615                 2,182
-----------------------------------------------------------------------------
OPERATING INCOME %-CILCORP                       6.01%                 5.77%
CILCORP (Including CILCO)                          97                   126
AES                                             1,518                 2,056
AES/CILCORP                                     1,615                 2,182
-----------------------------------------------------------------------------
NET INCOME %-CILCO                               6.86%                 4.76%
CILCO                                              44                    13
AES                                               630                   249
AES/CILCORP                                       641                   273
-----------------------------------------------------------------------------
NET INCOME %-CILCORP                             1.72%                 8.79%
CILCORP (Including CILCO)                          11                    24
AES                                               630                   249
AES/CILCORP                                       641                   273
-----------------------------------------------------------------------------
NET ASSETS %-CILCO                               3.57%                 2.84%
CILCO                                           1,107                 1,042
AES                                            29,085                34,847
AES/CILCORP                                    31,033                36,659
-----------------------------------------------------------------------------
NET ASSETS %-CILCORP                             6.28%                 4.94%
CILCORP (Including CILCO)                       1,948                 1,812
AES                                            29,085                34,847
AES/CILCORP                                    31,033                36,659
-----------------------------------------------------------------------------

--------
(1) The filing on March 31, 2001 included Cilcorp in the numbers reported for AES for the twelve months ended December 31, 2000. The numbers presented for AES in this filing exclude Cilcorp for both the twelve months ended December 31, 2000 and 2001.

                         CILCO/CILCORP CONTRIBUTIONS TO
                   AES/CILCORP CONSOLIDATED HOLDING COMPANY(1)
                        (PRO RATA CONSOLIDATION BASIS)(2)
                                      ($MM)

-----------------------------------------------------------------------------
                                      12 MOS. 12/31/00      12 MOS. 12/31/01
-----------------------------------------------------------------------------
GROSS REVENUES %-CILCO                           8.15%                 7.25%
CILCO                                             636                   760
AES                                             7,079                10,031
AES/CILCORP                                     7,803                10,486
-----------------------------------------------------------------------------
GROSS REVENUES %-CILCORP                         9.28%                 7.77%
CILCORP (Including CILCO)                         724                   815
AES                                             7,079                10,031
AES/CILCORP                                     7,803                10,486
-----------------------------------------------------------------------------
NET OPERATING REVENUES %-CILCO                   7.47%                 4.84%
CILCO                                             414                   402
AES                                             5,112                 7,814
AES/CILCORP                                     5,544                 8,313
-----------------------------------------------------------------------------
NET OPERATING REVENUES %-CILCORP                 7.79%                    6%
CILCORP (Including CILCO)                         432                   499
AES                                             5,112                 7,814
AES/CILCORP                                     5,544                 8,313
-----------------------------------------------------------------------------
OPERATING INCOME %-CILCO                         5.26%                 1.91%
CILCO                                             103                    48
AES                                             1,862                 2,386
AES/CILCORP                                     1,959                 2,512
-----------------------------------------------------------------------------
OPERATING INCOME %-CILCORP                       4.95%                 5.01%
CILCORP (Including CILCO)                          97                   126
AES                                             1,862                 2,386
AES/CILCORP                                     1,959                 2,512
-----------------------------------------------------------------------------
NET INCOME %-CILCO                               6.86%                 1.79%
CILCO                                              44                    13
AES                                               630                   703
AES/CILCORP                                       641                   727
-----------------------------------------------------------------------------
NET INCOME %-CILCORP                             1.72%                 3.30%
CILCORP (Including CILCO)                          11                    24
AES                                               630                   703
AES/CILCORP                                       641                   727
-----------------------------------------------------------------------------
NET ASSETS %-CILCO                               3.30%                 2.84%
CILCO                                           1,107                 1,042
AES                                            31,626                34,847
AES/CILCORP                                    33,574                36,659
-----------------------------------------------------------------------------
NET ASSETS %-CILCORP                             5.80%                 4.94%
CILCORP (Including CILCO)                       1,948                 1,812
AES                                            31,626                34,847
AES/CILCORP                                    33,574                36,659
-----------------------------------------------------------------------------

(1) The filing on March 31, 2001 included Cilcorp in the numbers reported for AES for the twelve months ended December 31, 2000. The numbers presented for AES in this filing exclude Cilcorp for both the twelve months ended December 31, 2000 and 2001.
(2) This schedule presents on a proforma basis, the results of operations of AES excluding the aggregate (both subsidiaries and affiliates) Brazilian affiliates foreign currency losses of approximately $139 million after income tax, mark to market losses from FAS No. 133 of approximately $36 million after income tax and nonrecurring items, including transaction and severance costs related to IPALCO acquisition of $85 million after income tax. This schedule also excludes loss on discontinued operations of $194 million consisting mainly of Termocandelaria, Ib Valley, Power Direct and telecomunication businesses in Brazil and US. If the excluded items are taken into account, certain CILCO/CILCORP contributions to AES/CILCORP on a consolidated basis would be different as follows: 4.76% CILCO to Net Income and 8.79% CILCORP to Net Income.

ITEM (3) PER EXEMPTION ORDER - GENERATION INFORMATION:

AES Generating Plants in Operation at December 31, 2001 (excluding CILCORP and IPALCO):


                                                                AES         AES
                                                 CAPACITY     INTEREST     EQUITY   REGULATORY
UNIT                                COUNTRY        (MW)         (%)         (MW)      STATUS
                                    -------      --------    ---------     ------   ----------
AES Deepwater                         USA          143          100          143        QF
AES Beaver Valley                     USA          125          100          125        QF
AES Placerita                         USA          120          100          120        QF
AES Thames                            USA          181          100          181        QF
AES Shady Point                       USA          320          100          320        QF
AES Hawaii                            USA          180          100          180        QF
AES Warrior Run                       USA          180          100          180        QF
AES Somerset                          USA          675          100          675        EWG
AES Cayuga                            USA          306          100          306        EWG
AES Greenidge                         USA          161          100          161        EWG
AES Westover                          USA          126          100          126        EWG
AES Alamitos                          USA        2,083          100        2,083        EWG
AES Redondo Beach                     USA        1,310          100        1,310        EWG
AES Huntington Beach                  USA          563          100          563        EWG
AES Thermo Ecotek - Hemphill          USA           14           67            9        QF
AES Thermo Ecotek - Whitefield        USA           14          100           14        QF
AES Thermo Ecotek - Mendota           USA           25          100           25        QF
AES Delano                            USA           50          100           50        QF
AES Riverside                         USA          154          100          154        EWG
AES Mountainview                      USA          126          100          126        EWG
AES Ironwood                          USA          705          100          705        EWG
DOMESTIC SUBTOTAL:                               7,561                     7,556





                                                                                        AES           AES
                                                                      CAPACITY        INTEREST       EQUITY   REGULATORY
UNIT                                         COUNTRY                    (MW)            (%)           (MW)      STATUS
                                             -------                  --------       ---------       ------   ----------
AES Kingston                                 Canada                      110             50            55         EWG
AES San Nicholas                             Argentina                   650             69           449         EWG
AES Cabra Corral                             Argentina                   102             98           100         FUCO
AES El Tunal                                 Argentina                    10             98            10         FUCO



AES Sarmiento                                Argentina                    33             98            32         FUCO
AES Ullum                                    Argentina                    45             98            44         FUCO
AES Quebrada de Ullum                        Argentina                    45            100            45         FUCO
AES Alicura                                  Argentina                 1,000            100         1,000         FUCO
Fontes Nova - Light                          Brazil                      144             21            30         FUCO
Ilha dos Pombos - Light                      Brazil                      164             21            34         FUCO
Nilo Pecanha - Light                         Brazil                      380             21            80         FUCO
Pereira Passos - Light                       Brazil                      100             21            21         FUCO
CEMIG - Miranda                              Brazil                      390              9            35         FUCO
CEMIG - Igarapava                            Brazil                      210              1             2         FUCO
CEMIG (35 plants)                            Brazil                    5,068              9           456         FUCO
AES Bayano                                   Panama                      150             49            74         FUCO
AES Panama                                   Panama                       42             49            21         FUCO
AES Chiriqui - La Estrella                   Panama                       42             49            21         FUCO
AES Chiriqui - Los Valles                    Panama                       48             49            24         FUCO
AES Los Mina                                 Dom. Rep.                   210            100           210         EWG
AES Yarra                                    Australia                   510            100           510         FUCO
AES Jeeralang                                Australia                   449            100           449         FUCO
AES Mt. Stuart                               Australia                   288            100           288         FUCO
AES Xiangci - Cili                           China                        26             51            13         FUCO
Wuhu Grassy Lake                             China                       250             25            63         FUCO
Yangchun                                     China                        15             25             4         FUCO
Chengdu Lotus City                           China                        48             35            17         FUCO
AES Jiaozuo                                  China                       250             70           175         FUCO
AES Hefei                                    China                       115             70            81         FUCO
AES Hefei II                                 China                        39             70            27         FUCO
AES Chongqing Nanchuan                       China                        50             70            35         FUCO
Yangcheng                                    China                      1050             25           263         FUCO
AES Ekibastuz                                Kazakhstan                4,000            100         4,000         FUCO
AES Ust-Kamenogorsk GES                      Kazakhstan                  331            100           331         FUCO
AES Shulbinsk GES                            Kazakhstan                  702            100           702         FUCO
AES Ust-Kamenogorsk TETS                     Kazakhstan                1,464            100         1,464         FUCO
AES Leninogorsk TETS                         Kazakhstan                  418            100           418         FUCO
AES Sogrinsk TETS                            Kazakhstan                  349            100           349         FUCO
AES Semipalatinsk TETS                       Kazakhstan                  840            100           840         FUCO
AES Ust-Kamenogorsk Heat Nets                Kazakhstan                  310         Managt             0         FUCO
OPGC                                         India                       420             49           206         FUCO
AES Lal Pir                                  Pakistan                    351             90           316         FUCO
AES PakGen                                   Pakistan                    344             90           310         FUCO
AES Borsod                                   Hungary                     171            100           171         FUCO
AES Tisza II                                 Hungary                     860            100           860         FUCO
AES Tiszapalkonya                            Hungary                     250            100           250         FUCO
AES Elsta                                    Netherlands                 405             50           203         FUCO
Medway                                       U.K.                        688             25           172         FUCO
AES Indian Queens                            U.K.                        140            100           140         EWG
AES Kilroot                                  U.K.                        520             97           504         FUCO
AES Belfast West                             U.K.                        120             97           116         FUCO
AES Barry                                    U.K.                        230            100           230         FUCO
AES Drax                                     U.K.                      4,065            100         4,065         FUCO
AES Fifoots Point                            U.K.                        360            100           360         FUCO


AES Uruguaiana                               Brazil                      600            100           600         FUCO
AES Tiete (10 plants)                        Brazil                    2,650             53         1,405         FUCO
EDC (4 plants)                               Venezuela                 2,265             87         1,971         FUCO
AES Merida III                               Mexico                      484             55           266         FUCO
AES Mtkvari                                  Georgia                     600         Managt           600         FUCO
AES Khrami I                                 Georgia                     113         Managt           113         FUCO
AES Khrami II                                Georgia                     110            100           110         FUCO
AES Ottana                                   Italy                       140            100           140         FUCO
AES Mamonal                                  Columbia                     90             62            56         FUCO
AES Centrogener (Gener - 8 plants)           Chile                       756             99           748         FUCO
AES Chivor (Gener)                           Columbia                  1,000             96           960         FUCO
AES Electrica de Santiago (Gener)            Chile                       478             86           411         FUCO
AES Energia Verde (Gener - 2 plants)         Chile                        37             99            37         FUCO
AES Guacolda (Gener)                         Chile                       304             49           149         FUCO
AES Norgener (Gener - 2 plants)              Chile                       277             99           274         FUCO
Itabo (Gener - 7 plants)                     Dom. Rep.                   587             24           141         FUCO
AES Bohemia                                  Czech Rep.                   50             83            42         FUCO
AES Premnitz                                 Germany                      58             65            38         FUCO
AES SONEL                                    Cameroon                    800             51           408         FUCO
Central Dique                                Argentina                    68             31            21         FUCO
AES Termoandes                               Argentina                   632             99           626         FUCO
AES Parana                                   Argentina                   845             67           566         FUCO
AES Kelvin                                   Rep. South Africa           600             90           540         FUCO
Egbin Barge                                  Nigeria                     290             95           276         FUCO

FOREIGN SUBTOTAL:                                                     43,205                       31,168

TOTAL - December 31, 2001                                             50,766                       38,724
Foreign Generation as a Percentage of                                    85%                          80%
Total:




CILCORP Generating Plants at December 31, 2001:


                                                           AES         AES
                                            CAPACITY     INTEREST     EQUITY   REGULATORY
UNIT                           COUNTRY        (MW)         (%)         (MW)      STATUS
                               -------      --------    ---------     ------   ----------
Edwards (3 units)                USA          740          100          740        IL PUC
Duck Creek                       USA          366          100          366        IL PUC
Indian Trails                    USA           10          100           10        IL PUC
Sterling Avenue                  USA           30          100           30        IL PUC
Hallock Power Modules            USA           13          100           13        IL PUC
Kickapoo Power Modules           USA           13          100           13        IL PUC
TOTAL - December 31, 2001                   1,172                     1,172



Revenues from electric generation capacity - 12 months ended December 31, 2001 (millions of dollars):


     CILCORP                           157            3%
     AES (excluding CILCORP)(1)      4,450           97%
                                     -----         -----
     Total                           4,607          100%


CILCORP's electric revenues are allocated between electric generation and electric transmission and distribution activities according to utility rate base. AES generation revenues are derived from the total generation revenues earned by AES subsidiaries times the percentage ownership interest of AES in those subsidiaries.

There has been no change in the amount of generation capacity owned by CILCORP and a 2,788 MW increase in the amount of generation capacity owned by AES (excluding CILCORP and IPALCO) from 35,936 to 38,724 MW since September 30, 2001. There has been a 10.8% increase in the total revenues earned from the capacity owned by AES and CILCORP in the twelve-month period ended December 31, 2001 compared with the twelve-month period ended September 30, 2001. The percentage of total revenues derived from the generation capacity owned by CILCORP has decreased from 4% to 3%.

The physical location of the MW capacity added by AES since September 30, 2001 is in the United States, Argentina, Republic of South Africa, Nigeria, Chile and China.

  ITEM (4) PER EXEMPTION ORDER - ELECTRIC TRANSMISSION AND DISTRIBUTION AND GAS
                                 DISTRIBUTION:

Electric transmission and distribution and gas distribution assets owned as of December 31, 2001 (millions of dollars):


     CILCORP                                 746
     Total AES (excluding CILCORP)(2)      7,004
                                           -----
     Total                                 7,750


Electric transmission and distribution and gas distribution revenues for 12 months ending December 31, 2001 (millions of dollars):


     CILCORP                           507
     AES (excluding CILCORP)(3)      5,372
                                     -----
     Total                           5,879

-----------
(1)  Includes revenues from electric generating capacity owned by IPALCO.
(2)  Includes transmission and distribution assets owned by IPALCO.
(3) Includes revenues from transmission and distribution assets owned by IPALCO.

CILCORP's electric revenues are allocated between electric generation and electric transmission and distribution activities according to utility rate base. AES transmission and distribution revenues are derived from the total revenues earned by AES transmission and distribution subsidiaries by multiplying these revenues by the percentage ownership interest of AES in those subsidiaries.

The total transmission and distribution assets owned by AES and CILCORP have increased since September 30, 2001. CILCORP's transmission and distribution assets have decreased while the revenues derived from such assets have decreased since September 30, 2001. AES' transmission and distribution assets have increased and the revenues derived from such assets have decreased since September 30, 2001. CILCORP's percentage of the total transmission and distribution assets has decreased from 11% to 10% and CILCORP's percentage of the total revenues from such assets remained the same at 9% for the twelve-month period ending December 31, 2001 compared to the twelve-month period ending September 30, 2001.

ITEM (5) PER EXEMPTION ORDER:

CILCO has not sold or transferred any electric and/or gas utility assets to any affiliate company of the AES consolidated holding company system during the fourth quarter of 2001.

ITEM (6) PER EXEMPTION ORDER:

During the fourth quarter of 2001, no application has been made to nor has any order been received from the Illinois Commerce Commission that involves AES' ownership position or AES' oversight over the operations of CILCO or CILCORP.

                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, AES has duly caused this certificate to be signed on its behalf on this 1st day of March, 2002 by the undersigned thereunto duly authorized.

                                                The AES Corporation


                                                By: /s/ Erik Luckau
                                                   ---------------------
                                                   Erik Luckau
                                                   Associate General Counsel





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